SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

TuSimple Holdings Inc.

(Name of Issuer)

Class A common stock, $0.0001 par value per share

(Title of Class of Securities)

90089L108

(CUSIP Number)

Mo Chen

3282 King Edward Ave. W

Vancouver, BC V6L 1 V7, Canada

+1(619)513-2986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90089L108	Page 2 of 11 Pages

1	Name of Reporting Person Gray Jade Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,000,000 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 12,000,000 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.6%(2) (or 27.2%(3) of the aggregate voting power)
14	Type of Reporting Person CO

(1)	Represents 12,000,000 shares of Class B common stock held by Gray Jade Holding Limited.
(2)

The beneficial ownership percentage is calculated based on (i) 200,486,658 shares of Class A common stock of the Issuer issued and outstanding as of July 31, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2022, and (ii) assuming all Class B common stock held by such reporting person are converted into the same number of Class A common stock.

(3)

Each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share on all matters to be voted on by stockholders generally. The voting power of the stock beneficially owned represented 27.2% of the total outstanding voting power, calculated based on (i) 200,486,658 shares of Class A common stock of the Issuer issued and outstanding as of July 31, 2022, and (ii) 24,000,000 shares of Class B common stock of the Issuer issued and outstanding as of July 31, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2022.

CUSIP No. 90089L108	Page 3 of 11 Pages

1	Name of Reporting Person Mo Star LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,000,000 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 12,000,000 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,000,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.6%(2) (or 27.2%(3) of the aggregate voting power)
14	Type of Reporting Person OO – Limited Liability Company

(1)	Represents 12,000,000 shares of Class B common stock held by Gray Jade Holding Limited, which is wholly owned by Mo Star LLC.
(2)

The beneficial ownership percentage is calculated based on (i) 200,486,658 shares of Class A common stock of the Issuer issued and outstanding as of July 31, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2022, and (ii) assuming all Class B common stock held by such reporting person are converted into the same number of Class A common stock.

(3)

Each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share on all matters to be voted on by stockholders generally. The voting power of the stock beneficially owned represented 27.2% of the total outstanding voting power, calculated based on (i) 200,486,658 shares of Class A common stock of the Issuer issued and outstanding as of July 31, 2022, and (ii) 24,000,000 shares of Class B common stock of the Issuer issued and outstanding as of July 31, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2022.

CUSIP No. 90089L108	Page 4 of 11 Pages

1	Name of Reporting Person THC International Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 75,000 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 75,000 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.04%(2) (or 0.02%(3) of the aggregate voting power)
14	Type of Reporting Person CO

(4)	Represents 75,000 shares of Class A common stock held by THC International Limited.
(5)

The beneficial ownership percentage is calculated based on 200,486,658 shares of Class A common stock of the Issuer issued and outstanding as of July 31, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2022.

(6)

Each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share on all matters to be voted on by stockholders generally. The voting power of the stock beneficially owned represented 0.02% of the total outstanding voting power, calculated based on (i) 200,486,658 shares of Class A common stock of the Issuer issued and outstanding as of July 31, 2022, and (ii) 24,000,000 shares of Class B common stock of the Issuer issued and outstanding as of July 31, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2022.

CUSIP No. 90089L108	Page 5 of 11 Pages

1	Name of Reporting Person Brown Jade Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 6,292,314 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 6,292,314 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,292,314 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.1%(2) (or 1.4%(2) of the aggregate voting power)
14	Type of Reporting Person CO

(1)	Represents 6,292,314 shares of Class A common stock held by Brown Jade Holding Limited.
(2)

The beneficial ownership percentage is calculated based on 200,486,658 shares of Class A common stock of the Issuer issued and outstanding as of July 31, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2022.

(3)

Each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share on all matters to be voted on by stockholders generally. The voting power of the stock beneficially owned represented 1.4% of the total outstanding voting power, calculated based on (i) 200,486,658 shares of Class A common stock of the Issuer issued and outstanding as of July 31, 2022, and (ii) 24,000,000 shares of Class B common stock of the Issuer issued and outstanding as of July 31, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2022.

CUSIP No. 90089L108	Page 6 of 11 Pages

1	Name of Reporting Person Mo Chen
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 18,367,314 (1)
	8	Shared Voting Power 25,367,314 (2)
	9	Sole Dispositive Power 18,367,314 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 43,734,628
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.5%(3) (or 59.0%(4) of the aggregate voting power)
14	Type of Reporting Person IN

(1)

Represents (i) 6,292,314 shares of Class A common stock held by Brown Jade Holding Limited, (ii) 75,000 shares of Class A common stock held by THC International Limited, and (iii) 12,000,000 shares of Class B common stock held by Gray Jade Holding Limited. Each of Brown Jade Holding Limited and THC International Limited is beneficially owned by Mo Chen. Gray Jade Holding Limited is wholly owned by Mo Star LLC, which is wholly owned by The Chen Family Trust with Mo Chen as the trustee. Each Class B common stock is convertible into one Class A common stock at the option of the holder at any time.

(2)

Represents (i) 13,367,314 shares of Class A common stock held by White Marble LLC and (ii) 12,000,000 shares of Class B common stock held by White Marble International Limited (together with White Marble LLC, the “White Marble Entities”), which are subject to the Voting Agreement and Irrevocable Proxy, as defined below.

(3)

The beneficial ownership percentage is calculated based on (i) 200,486,658 shares of Class A common stock of the Issuer issued and outstanding as of July 31, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2022, and (ii) assuming all Class B common stock held by such reporting person are converted into the same number of Class A common stock.

(4)

Each holder of Class A common stock is entitled to one vote per share and each holder of Class B common stock is entitled to ten votes per share on all matters to be voted on by stockholders generally. The voting power of the stock beneficially owned represented 59.0% of the total outstanding voting power, calculated based on (i) 200,486,658 shares of Class A common stock of the Issuer issued and outstanding as of July 31, 2022, and (ii) 24,000,000 shares of Class B common stock of the Issuer issued and outstanding as of July 31, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2022.

Page 7 of 11 Pages

Explanatory Note: The Reporting Persons previously filed a Schedule 13G on February 14, 2022 pursuant to the provisions of Rule 13d-1(d) under the Act. On November 9, 2022, Mr. Mo Chen entered into a Voting Agreement and Irrevocable Proxy (as defined below) with the White Marble Entities, which resulted in Mr. Chen acquiring beneficial ownership of the shares of Class A common stock held by the White Marble Entities. This Statement on Schedule 13D is being filed pursuant to the provisions of Section 13(d)(6)(B) of the Act, as a result of the Reporting Persons’ acquisition of beneficial ownership of Class A common stock exceeding 2% of the Class A common stock on November 9, 2022.

Item 1.

Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to Class A common stock, $0.0001 par value per share (the “Class A Common Stock”), of TuSimple Holdings Inc. (the “Company” or “Issuer”), a Delaware corporation.

The Company’s principal executive office is 9191 Towne Centre Drive, Suite 600, San Diego, California 92122.

Item 2.

Identity and Background

This Statement is being filed by:

(i) Gray Jade Holding Limited (“Gray Jade”) is organized under the laws of British Virgin Islands. The address of Gray Jade’s registered office is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. Gray Jade is principally an investment holding vehicle;

(ii)  Mo Star LLC (“Mo Star”) is organized under the laws of the State of Delaware. The address of Mo Star’s registered office is 8 The Green, Suite B, Dover, Delaware 19901.Mo Star is principally an investment holding vehicle;

(iii)  THC International Limited (“THC”) is organized under the laws of British Virgin Islands. The address of THC’s registered office is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. THC is principally an investment holding vehicle;

(iv) Brown Jade Holding Limited (“Brown Jade”) is organized under the laws of British Virgin Islands. The address of Brown Jade’s registered office is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. Brown Jade is principally an investment holding vehicle;

(v)   Mo Chen (“Mr. Chen”, together with Gray Jade, Mo Star, Brown Jade and THC, each a “Reporting Person” and collectively, the “Reporting Persons”) is a Canadian citizen. The business address of Mr. Chen is 9191 Towne Centre Drive, Suite 600, San Diego, California 92122. Mr. Chen serves as the Executive Chairman of the Company’s board of directors.

None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 8 of 11 Pages

Item 3.	Source and Amount of Funds or Other Consideration

All of the reported shares held by Gray Jade, Mo Star, THC, Brown Jade and Mo Chen were acquired by each Reporting Person prior to the Issuer’s initial public offering on April 14, 2021, as disclosed in the Issuer’s prospectus dated April 14, 2021.

On November 9, 2022, White Marble LLC, White Marble International Limited (collectively, the “White Marble Entities”) and Mr. Chen entered into a voting agreement (the “Voting Agreement”) and an irrevocable proxy and power of attorney (the “Irrevocable Proxy”). Pursuant to the Voting Agreement and the Irrevocable Proxy, the White Marble Entities agreed to vote all shares of common stock of the Issuer they beneficially own and may from time to time acquire beneficial ownership over (the “Subject Shares”) as directed by Mr. Chen and irrevocably authorized Mr. Chen to exercise the voting rights represented by the Subject Shares (the “Proxy Voting Arrangement”). The Proxy Voting Arrangement will remain in full force and effect until the earlier to occur of (i) the two year anniversary of the date of the Irrevocable Proxy and (ii) mutual agreement in writing to terminate the Irrevocable Proxy and the Voting Agreement. The foregoing description of each of the Voting Agreement and the Irrevocable Proxy does not purport to be complete and is qualified in its entirety by reference to, respectively, the complete text of the Voting Agreement, which is filed as Exhibit 99.2 hereto, and the complete text of the Irrevocable Proxy, which is filed as Exhibit 99.3 hereto.

Item 4.	Purpose of Transaction

As a result of the Proxy Voting Arrangement, Mr. Chen controls approximately 59.0% of the Issuer’s voting power, consisting of (i) 6,292,314 shares of Class A Common Stock held by Brown Jade, (ii) 75,000 shares of Class A Common Stock held by THC, (iii) 12,000,000 shares of Class B common stock, $0.0001 par value per share, of the Issuer (the “Class B Common Stock”) held by Gray Jade, (iv) 13,367,314 shares of Class A Common Stock held by White Marble LLC and (v) 12,000,000 shares of Class B Common Stock held by White Marble International Limited. Each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share on all matters to be voted on by stockholders generally. The voting power of the stock beneficially owned is calculated based on (i) 200,486,658 shares of Class A Common Stock issued and outstanding as of July 31, 2022, and (ii) 24,000,000 shares of Class B Common Stock issued and outstanding as of July 31, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2022. As a result, Mr. Chen has the ability to control the outcome of matters submitted to the Issuer’s stockholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of the Issuer’s assets. In addition, Mr. Chen may be deemed to control the Issuer’s affairs as a result of his ability to control the election of directors to the board of directors of the Issuer (the “Board”).

On November 10, 2022, White Marble LLC, White Marble International Limited, Gray Jade, THC and Brown Jade, which together are the record holders of a majority of the voting power of the outstanding shares of capital stock of the Issuer, consented to the removal of Brad Buss, Karen C. Francis, Michelle Sterling and Reed Werner from the Board. On November 10, 2022, Dr. Xiaodi Hou, the sole remaining member of the Board, appointed Mr. Chen and Cheng Lu to the Board. In addition, on November 10, 2022, the Board: (i) removed Ersin Yumer as interim Chief Executive Officer and President of the Issuer, (ii) appointed Cheng Lu as Chief Executive Officer of the Issuer, and (iii) appointed Mr. Chen as Executive Chairman of the Issuer’s board of directors, each effective immediately.

Page 9 of 11 Pages

Subject to the terms of the Voting Agreement, the Irrevocable Proxy and various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Class A Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons’ ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. Subject to the terms of the Voting Agreement and the Irrevocable Proxy, the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional shares of Class A Common Stock or other securities of the Issuer (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Class A Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Class A Common Stock or other securities of the Issuer (or any combination or derivative thereof).

The Reporting Persons have engaged and intend to continue to engage in discussions with management or the Board about its business, operations, strategy, plans and prospects, from time to time. In addition, depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Class A Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment and making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons, the foregoing is subject to change at any time.

Item 5.	Interest in Securities of the Issuer

(a)-(b)

Items 7 through 11 and 13 (including the footnotes thereto) of each of the cover pages of this Schedule 13D are incorporated by reference into this Item 5.

As each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes, the voting power of the stock beneficially owned represented approximately 59.0% of the total outstanding voting power of the Issuer, calculated based on (i) 200,486,658 shares of Class A Common Stock issued and outstanding as of July 31, 2022, and (ii) 24,000,000 shares of Class B Common Stock issued and outstanding as of July 31, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2022.

Except as set forth in this Item 5(a)—(b), each of the Reporting Persons disclaims beneficial ownership of any shares of Class A Common Stock or Class B Common Stock owned beneficially or of record by any other Reporting Person.

(c)	Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the person named in response to Item 5(a) has effected any transactions in the Class A Common Stock of the Issuer during the past 60 days.

Page 10 of 11 Pages

(d)

The White Marble Entities have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the White Marble Entities.

Except as set forth herein, no person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Person.

(e)	Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The information set forth or incorporated by reference in Item 3 is incorporated by reference in this Item 6.

On November 15, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Shares to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement by and among the Reporting Persons dated November 15, 2022

99.2	Voting Agreement by and among White Marble LLC, White Marble International Limited and Mo Chen dated November 9, 2022

99.3	Irrevocable Proxy and Power of Attorney by and among White Marble LLC, White Marble International Limited and Mo Chen dated November 9, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2022

Gray Jade Holding Limited	By:	/s/ Mo Chen
	Name:	Mo Chen
	Title:	Director

Mo Star LLC	By:	/s/ Mo Chen
	Name:	Mo Chen
	Title:	Director

THC International Limited	By:	/s/ Mo Chen
	Name:	Mo Chen
	Title:	Director

Brown Jade Holding Limited	By:	/s/ Mo Chen
	Name:	Mo Chen
	Title:	Director

Mo Chen		/s/ Mo Chen